Vector Group Ltd.
4400 Biscayne Boulevard
Miami, Florida 33137

April 26, 2019
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Vector Group Ltd.
Registration Statement on Form S-3 (File No. 333-230954)
Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-3 (File No. 333-230954) initially submitted to the Securities and Exchange Commission (the “Commission”) by Vector Group Ltd. (the “Company”) on April 19, 2019, together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.
The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company expects to promptly file a new registration statement with the code “S-3ASR” (the “New Registration Statement”), and will request the filing date of the New Registration Statement to be April 19, 2019. No securities were sold pursuant to the Registration Statement.
Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Vector Group Ltd., 4400 Biscayne Boulevard, Miami, Florida 33137 Attn: General Counsel, and to the Company’s legal counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, Attn: Robert W. Downes and James M. Shea Jr.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Robert W. Downes or James M. Shea Jr. of Sullivan & Cromwell LLP at (212) 558-4000.

Sincerely, Vector Group Ltd.

By:_/s/ J. Bryant Kirkland III_______________ Name: J. Bryant Kirkland III
Title: Senior Vice President, Treasurer and Chief Financial Officer

cc:	Robert W. Downes, Sullivan & Cromwell LLP James M. Shea Jr., Sullivan & Cromwell LLP